# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inhibikase Therapeutics, Inc., CIK 0001750149
CUSIP: 45719W205
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1000 N. WEST STREET, SUITE 1200, 1000 N. WEST STREET, SUITE 1200, WILMINGTON, Delaware (DE), 19801
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-244251
Filed by CIK 0001875620

## Reporting persons
- Sands Capital Life Sciences Pulse Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); shared voting power 13,018,965; shared dispositive power 13,018,965; aggregate amount beneficially owned 13,018,965 (10.8% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 120,899,650 Shares outstanding as of November 20, 2025 (according to the Issuer's 424B5 Prospectus Supplement as filed with the Securities and Exchange Commission on November 21, 2025).
- Sands Capital Alternatives, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); shared voting power 13,018,965; shared dispositive power 13,018,965; aggregate amount beneficially owned 13,018,965 (10.8% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 120,899,650 Shares outstanding as of November 20, 2025 (according to the Issuer's 424B5 Prospectus Supplement as filed with the Securities and Exchange Commission on November 21, 2025).
- SANDS FRANK M.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); shared voting power 13,018,965; shared dispositive power 13,018,965; aggregate amount beneficially owned 13,018,965 (10.8% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 120,899,650 Shares outstanding as of November 20, 2025 (according to the Issuer's 424B5 Prospectus Supplement as filed with the Securities and Exchange Commission on November 21, 2025).

## Item 1. Issuer
Name of issuer: Inhibikase Therapeutics, Inc.
Address of issuer's principal executive offices: 1000 N. WEST STREET, SUITE 1200, 1000 N. WEST STREET, SUITE 1200, WILMINGTON, DELAWARE, 19801.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by: (i) Sands Capital Life Sciences Pulse Fund II, L.P. ("Sands Pulse Fund II"), with respect to the shares of Common Stock held by it; (ii) Sands Capital Alternatives, LLC ("Sands Capital Alternatives"), the investment manager of Sands Pulse Fund II, with respect to the shares of Common Stock held by Sands Pulse Fund II; and (iii) Frank M. Sands ("Sands"), with respect to the shares of Common Stock held by Sands Pulse Fund II. Sands Pulse Fund II, Sands Capital Alternatives and Sands are together referred to herein as the "Reporting Persons".

Sands Capital Life Sciences Pulse Fund II-GP, L.P. ("Sands Pulse GP LP") is the general partner of Sands Pulse Fund II. Sands Capital Life Sciences Pulse Fund-GP, LLC ("Sands Pulse GP LLC" and, together with Sands Pulse GP LP, the "Sands General Partners") is the general partner of Sands Pulse GP LP.

Sands Capital Alternatives is the investment manager of Sands Pulse Fund II and thus may be deemed to beneficially own the shares of Common Stock held by Sands Pulse Fund II. Sands holds ultimate voting and investment power over securities held by Sands Pulse Fund II, and thus may be deemed to beneficially own the shares of Common Stock held by Sands Pulse Fund II. Each Reporting Person and the Sands General Partners disclaim beneficial ownership of any securities beyond its pecuniary interest therein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons and the Sands General Partners is 1000 Wilson Blvd., Suite 3000, Arlington, VA 22209.
Citizenship: Sands Pulse Fund II and Sands Pulse GP LP are organized under the laws of the Cayman Islands. Sands Capital Alternatives and Sands Pulse GP LLC are organized under the laws of Delaware. Sands is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See rows 5 through 11 of the cover pages.

The ownership disclosed in rows 5 through 11 of the cover pages does not include a Series A-1 warrant to purchase 5,475,000 shares of Common Stock (the "Series A-1 Warrant") or a Series B-1 warrant to purchase 10,068,120 shares of Common Stock (the "Series B-1 Warrant"), in each case held by Sands Pulse Fund II, each of which was purchased by Sands Pulse Fund II from the Issuer pursuant to that certain securities purchase agreement dated October 9, 2024 between the Issuer and, among certain other institutional and accredited investors, Sands Pulse Fund II (the "Purchase Agreement"). The Series A-1 Warrant is exercisable on the earlier of (a) the 75th calendar day following the initial filing date of the registration statement covering the resale of the shares of Common Stock underlying the Series A-1 warrants and Series B-1 warrants issued pursuant to the Purchase Agreement (the "Warrant Initial Registration Statement") if the Securities and Exchange Commission ("SEC") notifies the Issuer that it will "review" the Warrant Initial Registration Statement and (b) the fifth business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that the Warrant Initial Registration Statement will not be "reviewed" or (even if previously subject to review pursuant to clause (a) of this sentence) will not be subject to further review (the "Initial Exercise Date"). The Series B-1 Warrant is exercisable on the Initial Exercise Date, provided that, to the extent exercisable, the Series A-1 Warrant issued to Sands Pulse Fund II has been exercised in full either by Sands Pulse Fund II or its transferee permitted by the terms of the Series A-1 Warrant. The Series A-1 Warrant and the Series B-1 Warrant each provide that the holder of such warrant will not have the right to exercise any portion of such warrant if such holder, together with its affiliates, would beneficially own in excess of 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. The Reporting Persons each disclaim beneficial ownership of the shares of Common Stock underlying each of the Series A-1 Warrant and Series B-1 Warrant because neither the Series A-1 Warrant nor the Series B-1 Warrant is exercisable within 60 days of this filing and such date is not determinable at this time.
Percent of class: See rows 5 through 11 of the cover pages.
Sole power to vote or to direct the vote: See rows 5 through 11 of the cover pages.
Shared power to vote or to direct the vote: See rows 5 through 11 of the cover pages.
Sole power to dispose or to direct the disposition: See rows 5 through 11 of the cover pages.
Shared power to dispose or to direct the disposition: See rows 5 through 11 of the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sands Capital Life Sciences Pulse Fund II, L.P.: /s/ Jonathan Goodman, Jonathan Goodman, General Counsel of the GP of the GP of Sands Capital Life Sciences Pulse Fund II, L.P. (02/13/2026)
- Sands Capital Alternatives, LLC: /s/ Jonathan Goodman, Jonathan Goodman, General Counsel (02/13/2026)
- SANDS FRANK M.: /s/ Frank M. Sands, Frank M. Sands (02/13/2026)
Comment: Sands Capital Life Sciences Pulse Fund II, L.P. signed by Sands Capital Life Sciences Pulse Fund II-GP, L.P., its general partner, by Sands Capital Life Sciences Pulse Fund II-GP, LLC, its general partner, by Jonathan Goodman, General Counsel.